UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 20, 2022

Date of Report: (Date of earliest event reported)

MASTERWORKS 089, LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2877985
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty St., 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 4.01	Change in Issuer’s Certifying Accountant.

Dismissal of Independent Registered Public Accounting Firm

On October 20, 2022, Masterworks 089, LLC (the “Company”) dismissed LitmanGerson Associates, LLP (“LGA”) as the Company’s independent registered public accounting firm, which was approved by the board of managers of the Company.

The audit report of LGA on the Company’s financial statements as of and for the fiscal year ended December 31, 2021 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the most recent fiscal year and the subsequent interim period through the date of this Report, there were (i) no disagreements between the Company and LGA on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to LGA’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report, and (ii) there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided LGA with a copy of the foregoing disclosures and requested it to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether LGA agrees with the statements made by the Company in the foregoing disclosures. A copy of the letter has been filed as Exhibit 9.1 to this report.

Engagement of New Independent Registered Public Accounting Firm

On October 20, 2022, the Company engaged AGD Legal, SC as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022, which was approved by the board of managers of the Company.

During the most recent fiscal year and the subsequent interim period through the date of this Report, neither the Company nor anyone on its behalf has consulted with AGD Legal, SC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that AGD Legal, SC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” or a “reportable event,” as such terms are defined in Regulation S-K Item 304(a)(1)(iv) and (v), respectively.

EXHIBITS

Exhibit No.	Description of Exhibit

9.1	Letter from LitmanGerson Associates, LLP to the Securities and Exchange Commission, dated October 20, 2022.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 089, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: October 20, 2022